82-2142

02060690

invensys

BTRsec/RLS Admin/Letters/2002/0547

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

RECEIVED DEC 16 2002 SEC MAIL PROCESSING WASH. D.C. 180 SECTION

5 December 2002

Dear Sirs,

**12g3 - 2 (b) Exemption**

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning

(1) Interests of Directors and connected persons
(2) Major Interests in Shares

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Yours faithfully,

**Rachel Spencer**
**Deputy Secretary**
**Invensys plc**
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

"emailalert@hemscott.co.uk" <emailalert
04/12/2002 18:39

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:6884E
Invensys PLC
04 December 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Invensys plc

2) Name of director

Adrian N Hennah

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adrian N Hennah

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of share option

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

4 December 2002

18) Period during which or date on which exercisable

4 December 2005 - 3 December 2012

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

Option over 1,150,700 ordinary shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

63.55p

22) Total number of shares or debentures over which options held following this notification

1,150,700

23) Any additional information

Option granted pursuant to the Invensys 1998 Senior Executive Share Option Scheme and subject to the satisfaction of a performance condition

24) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing and Communications, 020
78213538

25) Name of Company official responsible for making notification:

Emma Sullivan, Assistant Secretary

Date of notification: 4 December 2002

SEC No 82 - 2142

**"emailalert@hemscott.co.uk" <emailalert**

**04/12/2002 18:30**

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:6879E
Invensys PLC
04 December 2002

INVENSYS PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Invensys plc notifies that a conditional award of 428,500 ordinary shares of 25p each in the Company has been made on 4 December 2002 to Adrian N Hennah, a director of the Company, under the Invensys plc 1998 Senior Executive Long Term Incentive Plan.

Vesting of the award is conditional upon a Performance Requirement (consisting of a Total Shareholder Return condition and an underlying Financial Performance condition) to be applied over the three year period commencing on 4 December 2002 and subject thereafter to a two year Retention Period.

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice President, Group Marketing & Communications 020 78213538.

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary.

Date of notification: 4 December 2002

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
05/12/2002 11:11

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:7071E
Invensys PLC
05 December 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital Guardian Trust Company, Capital International SA, Capital International, Inc and Capital International Limited. These holdings form part of funds managed on behalf of investment clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

| | |
|---|---|
| Bank of New York Nominees | 131,200 |
| Chase Nominees Limited | 4,480,300 |
| Midland Bank plc | 176,900 |
| Nortrust Nominees | 1,692,200 |

Capital International Limited:

| | |
|---|---|
| State Street Bank & Trust Co | 978,200 |
| State Street Nominees Limited | 1,042,800 |
| KAS UK | 140,400 |
| Mellon Nominees | 633,000 |
| Northern Trust AVFC | 1,120,800 |
| Mellon Bank NA | 2,080,800 |
| HSBC Bank plc | 4,131,200 |
| Deutsche Bank AG | 3,408,400 |
| Nortrust Nominees | 11,339,109 |
| Morgan Guaranty | 1,698,800 |
| Citibank London | 527,100 |
| Bankers Trust | 10,726,900 |
| Midland Bank plc | 1,180,200 |
| Chase Nominees Limited | 17,917,115 |
| Bank of New York Nominees | 26,841,800 |
| Bank One London | 427,100 |
| Northern Trust | 934,864 |
| Capital International S.A.: | |
| Chase Nominees Limited | 2,250,600 |
| Midland Bank Plc | 37,000 |
| Royal Bank of Scotland | 345,000 |
| Lloyds Bank | 158,200 |
| Citibank NA | 111,800 |
| Deutsche Bank AG | 171,400 |
| Capital International, Inc.: | |
| State Street Nominees Ltd | 8,247,100 |
| Chase Manhattan Nominees Ltd | 64,700 |
| Citibank NA | 988,200 |
| Citibank | 135,000 |
| State Street Bank & Trust Co. | 100,497 |
| Nortrust Nominees | 652,300 |
| Citibank London | 256,700 |
| Bank of New York Nominees | 1,678,500 |

| | |
|---|---|
| HSBC Bank plc | 133,300 |
| Chase Nominees Limited | 11,552,600 |

Capital Research and Management Company:

| | |
|---|---|
| Chase Nominees Limited | 35,000,000 |

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

2 December 2002

11) Date company informed

4 December 2002

12) Total holding following this notification

153,492,085

13) Total percentage holding of issued class following this notification

4.39%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 5 December 2002



END

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